Exhibit 99.1

ROGERS COMMUNICATIONS INC.

AGENCY AGREEMENT

March 8, 2011

To the Agents named in Schedule II
hereto

Ladies and Gentlemen:

                      Rogers Communications Inc., a corporation existing under the laws of the Province of British Columbia, Canada (the “Company”), proposes to appoint the several agents named in Schedule II hereto (collectively, the “Agents” and each individually an “Agent”), as its sole and exclusive agents to offer for sale on a best efforts basis up to the principal amount of its debt securities identified in Schedule I hereto (the “Securities”), to be issued under an indenture dated as of May 26, 2009 (the “Base Indenture”), between the Company and CIBC Mellon Trust Company, as trustee (the “Trustee”), as supplemented by the supplemental indentures, each to be dated as of the original issue date of the Securities (the “Supplemental Indentures” and, each together with the Base Indenture, an “Indenture” and collectively the “Indentures”) among the Company, Rogers Communications Partnership, an Ontario partnership (the “Guarantor”) and the Trustee. Payment of principal, premium, if any, and interest on the Securities will be fully and unconditionally guaranteed on an unsecured, unsubordinated basis (the “Guarantee”) by the Guarantor.  Certain terms used herein are defined in Section 21 hereof.

The Company has prepared and filed with the Ontario Securities Commission (the “Reviewing Authority”) and the Canadian securities regulatory authorities (together with the Reviewing Authority, the “Qualifying Authorities”) of each of the other provinces of Canada (including Ontario, collectively, the “Qualifying Provinces”) in accordance with National Instruments 44-101 and 44-102, a preliminary short form base shelf prospectus dated November 20, 2009 relating to debt securities (in the English and French languages).

The Company has also prepared and filed with the Qualifying Authorities, in accordance with National Instruments 44-101 and 44-102, a final short form base shelf prospectus dated November 30, 2009 relating to debt securities (in the English and French languages, as applicable, the “Final Base Prospectus”) and has obtained from the Reviewing Authority a Passport Receipt for the Final Base Prospectus.

The Company will prepare and use its best efforts to file with the Qualifying Authorities, in accordance with the Shelf Procedures on March 8, 2011, and in any event within the earlier of: (A) the date the prospectus supplement to the Final Base Prospectus (the “Supplement”) is first sent or delivered to a purchaser; and (B) two Business Days after the execution and delivery of this Agreement, the Supplement, in both the English and French languages, setting forth the Shelf Information (as defined below).

The information, if any, included in the Supplement that is omitted from the Final Base Prospectus but that is deemed under the Shelf Procedures to be incorporated by reference into the Final Base Prospectus as of the date of the Supplement is referred to as the “Shelf Information”.

The Final Base Prospectus, including the documents incorporated by reference therein at the applicable time and as supplemented by the Supplement, is herein referred to as the “Prospectus”.

Section 1.        Representations and Warranties.

(a)           The Company and the Guarantor jointly and severally represent and warrant to, and agree with, each Agent as set forth below in this Section 1.

(i)            The Company is eligible under the Shelf Procedures to file and to use a short form base shelf prospectus for a distribution of the Securities in each of the Qualifying Provinces; the Final Base Prospectus has been filed with the Qualifying Authorities; a Passport Receipt has been obtained from the Reviewing Authority for the Final Base Prospectus; and no order suspending the distribution of the Securities has been issued by the Qualifying Authorities or any other regulatory authority or court, and no proceeding for that purpose has been initiated or, to the Company’s knowledge, is pending or threatened or contemplated by the Qualifying Authorities or any other regulatory authority or court.

(ii)           At the time the Reviewing Authority issued a Passport Receipt in respect thereof, the Final Base Prospectus conformed in all material respects with all applicable securities laws in each of the Qualifying Provinces and the respective rules and regulations under such laws (including, without limitation, the Shelf Procedures), together with applicable published policy statements, instruments, blanket orders, blanket rulings and applicable notices of the Qualifying Authorities (the “Canadian Securities Laws”).

(iii)          At the time the Supplement is first made available to the Agents pursuant to this Agreement, on the date the Supplement is filed and on the Closing Date, the Prospectus will conform in all material respects with the applicable requirements of Canadian Securities Laws; and, on the date of filing of the Supplement and on the Closing Date, the Prospectus will constitute full, true and plain disclosure of all material facts relating to the Company, the Securities and the Guarantee and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representations or warranties as to the information contained in or omitted from the Prospectus, based upon and in conformity with information furnished in writing to the Company by or on behalf of any Agent specifically for inclusion therein.

(iv)          The Company is a reporting issuer not in default of Canadian Securities Laws (where such concept exists) and is in compliance with its obligations thereunder in all material respects.

(v)           There are no reports or information that in accordance with Canadian Securities Laws must be filed or made publicly available in connection with the offering of the Securities that have not been made publicly available or filed, as required (other than reports or information required to be filed or made public after the date hereof pursuant to the Shelf Procedures).

(vi)          The statements in the Prospectus under the headings “Certain Canadian Federal Income Tax Considerations”, “Eligibility for Investment”, “Description of Debt Securities”, “Description of the Notes” and “Statutory Rights of Withdrawal and Rescission” insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are accurate and fair summaries of such legal matters, agreements, documents or proceedings.

(vii)         The documents incorporated by reference in the Prospectus, when they were filed with the Qualifying Authorities, conformed in all material respects with the applicable requirements of Canadian Securities Laws; and any other documents so filed and incorporated by reference in the Prospectus or any amendment or supplement thereto after the date hereof but prior to the termination of the distribution of the Securities, when such documents are filed with the Qualifying Authorities, will conform in all material respects with the applicable requirements of Canadian Securities Laws.

(viii)        KPMG LLP, who are reporting upon the audited financial statements of the Company incorporated into the Prospectus, are the auditors of the Company and are independent with respect to the Company within the meaning of the Business Corporations Act (British Columbia) and applicable Canadian Securities Laws.

(ix)           Each of the Company and the Guarantor has full corporate power and authority to execute, deliver and perform its obligations under this Agreement and each Indenture.

(x)           The consolidated financial statements, including the notes thereto, incorporated into the Prospectus present fairly the consolidated financial position of the Company and its subsidiaries as of the dates indicated, and the consolidated results of operations and changes in financial position of the Company and its subsidiaries for the periods specified.  Such financial statements have been prepared in conformity with Canadian generally accepted accounting principles as in effect during each such period, in each case applied on a consistent basis throughout the periods involved (except as otherwise set forth in such statements).  The selected unaudited consolidating summary financial information of the Company, the Guarantor and the other subsidiaries of the Company contained in the section entitled “Summary of Financial Results of Long-Term Debt Guarantors” in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2010 incorporated by reference in the Prospectus, presents fairly the information shown therein and has been compiled on a basis consistent with that of the audited or unaudited, as applicable, consolidated financial statements incorporated by reference into the Prospectus from which such information was derived except as noted therein.

(xi)          The Company has been duly amalgamated and is validly existing  as a corporation under the Business Corporations Act (British Columbia), with corporate power and authority to own its properties and conduct its business as described in the Prospectus, and the Company is duly qualified as an extra-provincial corporation for the transaction of business under the laws of each other jurisdiction in which it owns or leases properties, or conducts any business, so as to require such qualification, except, in each case, where the failure to so qualify in any jurisdiction is not reasonably likely, individually or in the aggregate, to have a material adverse effect on the condition (financial or otherwise), earnings or business affairs of the Company and its subsidiaries, considered as one enterprise (a “Material Adverse Effect”).

(xii)          Each Significant Subsidiary has been duly organized and is validly existing as a corporation or partnership under the laws of the jurisdiction of its organization, with the corporate or partnership power and authority to own its properties and conduct its business as described in the Prospectus, and each Significant Subsidiary is duly qualified to transact business in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except, in each case, where the failure to so qualify in any jurisdiction, is not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect.

(xiii)        All of the issued and outstanding shares of the Company have been duly and validly authorized and issued.  All of the issued shares of each Significant Subsidiary that is a corporation have been duly and validly authorized and issued and are fully paid and non-assessable and such shares are owned, directly or indirectly, by the Company, free and clear of all liens, encumbrances, equities or claims except as set forth in the Prospectus.  All of the issued and outstanding partnership interests of each Significant Subsidiary that is a partnership have been duly and validly created and are owned, directly or indirectly, by the Company free and clear of all liens, encumbrances, equities or claims except as set forth in the Prospectus.

(xiv)        Neither the Company nor any of its Significant Subsidiaries has sustained since the date of the latest audited financial statements included in the Prospectus any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth or contemplated in the Prospectus; and, since the date as of which information is given in the Prospectus otherwise than as stated therein or contemplated thereby, there has not been any material adverse change in the condition (financial or otherwise), earnings or business affairs of the Company and its subsidiaries, considered as one enterprise, whether or not arising in the ordinary course of business (a “Material Adverse Change”).

(xv)         Neither the Company nor any Significant Subsidiary is (A) in violation of its articles, by-laws or other constating documents or (B) in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it maybe bound or to which any of its properties and assets may be subject, except in the case of clause (B) for such defaults that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect.  The execution and delivery of this Agreement and each Indenture, the incurrence of the obligations herein and therein set forth, the consummation of the transactions contemplated in this Agreement and each Indenture and compliance with the terms thereof have been duly authorized by all necessary corporate action on the part of the Company and the Guarantor, do not and will not result in any violation of the articles, by-laws or other constating documents of the Company or any Significant Subsidiary and do not and will not conflict with, or result in a breach of any of the terms or provisions of, or constitute a default (or an event that with notice or lapse of time, or both, would constitute a default or permit acceleration) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any Significant Subsidiary under (1) any indenture, mortgage, loan agreement, note, lease or other agreement or instrument to which the Company or any Significant Subsidiary is a party or by which they may be bound or to which any of their properties or assets may be subject or (2) any existing applicable law, rule, regulation, judgment, franchise, order or decree of any government, governmental instrumentality or court, domestic or foreign, having jurisdiction over the Company or any Significant Subsidiary or any of their respective properties or assets (other than, as described in the Prospectus, and except in each case for such conflicts, violations, breaches, defaults, liens, charges or encumbrances that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect).

(xvi)        No consent, approval, authorization, order, permit, license, registration, clearance or qualification of, or with any court or regulatory, administrative or other governmental body of Canada or any province of Canada or under any statute, order, rule or regulation of any such regulatory, administrative or other governmental body is required in connection with the transactions contemplated herein, except such as (1) have been made or obtained under Canadian Securities Laws and (2) will be made or obtained prior to the Closing Date under Canadian Securities Laws.

(xvii)        Except as otherwise disclosed in the Prospectus, all material tax returns required to be filed by the Company and each Significant Subsidiary have been filed, other than any filings not yet due or being contested in good faith, and all material taxes, including withholding taxes, penalties and interest, assessments, fees and other charges due pursuant to such returns or pursuant to any assessment received by the Company or any Significant Subsidiary have been paid, other than those not yet payable or being contested in good faith and for which adequate reserves have been provided.

(xviii)       Except as disclosed in the Prospectus, there is no action, suit or proceeding before or by any government, governmental instrumentality or court, domestic or foreign, now pending or, to the knowledge of the Company, threatened against or affecting the Company or its subsidiaries that is reasonably likely, individually or in the aggregate, to result in any Material Adverse Effect.

(xix)         The Company and each Significant Subsidiary has good and marketable title to all of its respective properties and assets described in the Prospectus (excluding those properties and assets described in the Prospectus as being owned by other parties), owned free and clear of all liens, charges, encumbrances or restrictions, with only such exceptions as are described in the Prospectus or that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect; and all of the leases and subleases that are material to the business of the Company or any Significant Subsidiary and under which the Company or any Significant Subsidiary, as the case may be, holds properties described in the Prospectus, are in full force and effect with only such exceptions that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect.

(xx)           Except as disclosed in the Prospectus, the Company and each Significant Subsidiary currently holds in good standing all material permits, licenses, franchises and approvals of governmental authorities and agencies necessary for the present use, ownership and operation of their respective businesses, including all permits, licenses, franchises and approvals required pursuant to the Broadcasting Act (Canada), the Telecommunications Act (Canada), the Canadian Radio-television and Telecommunications Commission Act (Canada), the Radiocommunication Act (Canada) and the Copyright Act (Canada) or other statutes of Canada specifically relating to the regulation of either or both of the Canadian broadcasting and/or telecommunications industries and the orders, rules, regulations and directions promulgated pursuant to such statutes, including the Broadcasting Distribution Regulations, 1998, the Specialty Service Regulations, 1990, as amended, the Television Broadcasting Regulations, 1987, as amended, the Radio Regulations, 1986, as amended, the Pay Television Regulations, 1990, as amended, or any statutes or regulations of any province specifically relating to the regulation of either or both of the Canadian broadcasting and telecommunications industries and the orders, rules, regulations and directions promulgated thereunder (collectively, the “Communications Statutes”) (except where the failure to do so is not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect), and no revocation or limitation of any such permit, license, franchise or approval is pending or, to the knowledge of the Company, threatened and neither the Company nor any Significant Subsidiary is in default or violation of any Communications Statute or any such permit, license, franchise or approval (except where such revocation, limitation, default or violation is not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect), and the authorization, issuance and delivery of the Securities and the compliance by the Company and the Guarantor with the terms of this Agreement and each Indenture do not and will not conflict with, or constitute a default under, any Communications Statute or any such permits, licenses, franchises and approvals, including terms or provisions thereof relating to the maintenance of specified levels of Canadian ownership, as applicable.  The Company and its Significant Subsidiaries, as applicable, are in compliance with the applicable Canadian ownership requirements of the Communications Statutes.  Except as disclosed in the Prospectus, to the knowledge of the Company, there is no threatened or pending change in any Communications Statute that is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect.

(xxi)         The Company and each Significant Subsidiary owns or possesses, or can acquire on reasonable terms, adequate patents, patent licenses, trademarks, service marks and trade names necessary to carry on its business as presently conducted, and neither the Company nor any Significant Subsidiary has received any notice of infringement of or conflict with asserted rights of others with respect to any patents, patent licenses, trademarks, service marks or trade names that in the aggregate, if the subject of an unfavorable decision, ruling or finding, is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect.

(xxii)        Neither the Company nor the Guarantor has taken, directly or indirectly, any action designed to, or that might be reasonably expected to, cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

(xxiii)       This Agreement has been duly authorized, executed and delivered by each of the Company and the Guarantor and constitutes a valid and binding obligation of each of the Company and the Guarantor enforceable against each of them, as applicable, in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, moratorium, fraudulent conveyance, reorganization or other similar laws affecting enforcement of creditors’ rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law) including the limitation that rights of indemnity, contribution and waiver may be limited by applicable laws.

(xxiv)      The Base Indenture has been duly authorized, executed and delivered by the Company and constitutes (and the Supplemental Indentures, each of which has been duly authorized by the Company and the Guarantor, when duly executed and delivered by the Company, the Guarantor and the Trustee, as applicable, will constitute) a valid and binding obligation of each of the Company and the Guarantor enforceable against each of them, as applicable, in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, moratorium, fraudulent conveyance, reorganization or other similar laws affecting enforcement of creditors’ rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law); the Base Indenture and the Supplemental Indentures will conform in all material respects to the description thereof contained in the Prospectus; no registration, filing or recording of the Indentures under the laws of Canada or any province thereof is necessary in order to preserve or protect the validity or enforceability of the Indentures or the Securities issued thereunder; all legal requirements under the Business Corporations Act (Ontario) and the Business Corporations Act (British Columbia) have been complied with, or will have been complied with no later than the time of delivery of the Securities by the Company, in respect of the issue, authentication (when duly countersigned by the Trustee) and delivery of the Securities.

(xxv)       The Securities have been duly authorized by the Company and, when executed, authenticated, issued and delivered in the manner provided for in the specific Indenture and sold and paid for as provided in this Agreement, will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as enforcement thereof may be limited by bankruptcy, insolvency, moratorium, fraudulent conveyance, reorganization or other similar laws affecting enforcement of creditors’ rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law); the holders of the Securities will be entitled to the benefits of the specific Indenture under which they were issued, including the Guarantee; and the Securities will conform in all material respects to the description thereof contained in the Prospectus.

(xxvi)      The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company’s internal controls over financial reporting are effective and the Company is not aware of any material weakness in its internal control over financial reporting.

(xxvii)     The Company maintains disclosure controls and procedures as contemplated by the certifications required under Form 52-109F1 and Form 52-109F2 under National Instrument 52-109 and such controls and procedures are effective.

(b)           Any certificate signed by any officer of the Company or the Guarantor and delivered to the Agents or their counsel in connection with the offering of the Securities by this Agreement shall be deemed a representation and warranty by the Company or the Guarantor, as applicable, to each Agent as to the matters covered thereby.

Section 2.       Issuance of the Securities.  The Company agrees to create and issue the Securities and appoint the Agents as its sole and exclusive agents to offer for sale on a best efforts basis in reliance on the representations and warranties herein contained, and upon and subject to the terms and conditions stated in this Agreement, up to $1,450,000,000 principal amount of 5.34% Senior Notes due 2021 (the “2021 Notes”) at a price of $999.54 per $1,000 principal amount and up to $400,000,000 principal amount of 6.56% Senior Notes due 2041 (the “2041 Notes”) at a price of $1,000 per $1,000 principal amount.

The Company understands that the Agents or their affiliates will offer the Securities for sale on a best efforts basis, on behalf of the Company, in the Qualifying Provinces.

The Agents agree to offer the Securities only in accordance with, and in a manner permitted by, the laws of each jurisdiction in which such Securities are permitted to be offered, as described under “Plan of Distribution” in the Supplement and subject to the restrictions contained in Section 4 of this Agreement.  The Agents further agree, upon receipt of the same from the Company, to send a copy of all amendments to the Prospectus to all persons to whom copies of the Prospectus are sent.

Section 3.       Delivery and Payment.  Payment for the Securities shall be made by the Agents on behalf of purchasers who have agreed to purchase Securities by wire transfer in immediately available funds to the account specified by the Company to the Agents, which notification shall be no later than noon on the Business Day prior to the date of payment, such payment to be made on the date and at the time and place set forth in Schedule I hereto (or at such other time and place on the same or such other date, not later than the third Business Day (as defined below) thereafter, as the Agents and the Company may agree in writing). The time and date of such payment and delivery with respect to the Securities are referred to herein as the “Closing Date”.

Payment for the Securities shall be made against delivery to the nominee of the depositary specified in Schedule I hereto for the respective accounts of the several Agents of one or more global notes (the “Global Notes”) representing the Securities, with any stamp or transfer taxes payable in connection with the transfer to purchasers of the Securities duly paid by the Company.  The Global Notes will be made available for inspection by the Agents at the office of Davies Ward Phillips & Vineberg LLP, 1 First Canadian Place, Suite 4400, Toronto, Ontario  M5X 1B1 not later than 3:00 p.m. Toronto time, on the Business Day prior to the Closing Date.

In return for the Agents’ services in acting as financial advisors to the Company, in assisting in the preparation of the Supplement (and any Prospectus amendments), in advising on the final terms and conditions of the Securities, participating in and managing the sale of the Securities, in distributing the Securities, both directly and to other registered dealers and brokers, and in performing administrative work in connection with the distribution of the Securities, the Company agrees to pay to the Agents at the Closing Date a fee of $4.00 per $1,000 principal amount of the 2021 Notes actually sold and a fee of $5.00 per $1,000 principal amount of the 2041 Notes actually sold.  RBC Dominion Securities Inc. and Scotia Capital Inc. shall each be entitled to receive 3% of the aggregate fee paid by the Company in respect of both the 2021 Notes and the 2041 Notes (such aggregate fee, the “Fee”), and thereafter each Agent (including RBC Dominion Securities Inc. and Scotia Capital Inc.) shall be entitled to receive that proportion of the remainder of the Fee equal to the percentage listed opposite its name in Schedule II.

Section 4.       Offering by Agents.  It is understood that the several Agents propose to offer the Securities for sale to the public as set forth in the Prospectus and Section 2 of this Agreement.

In addition, in connection with the distribution of the Securities, each Agent (i) represents that it has not offered or sold, directly or indirectly, and agrees that it will not, directly or indirectly, offer, sell or deliver, any of the Securities in or to the United States, its territories and its possessions or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the U.S. Securities Act of 1933, as amended) and (ii) agrees that it will include a comparable provision to clause (i) above of this Section 4 in any sub-underwriting, banking group or selling group agreement or similar arrangement with respect to the Securities that may be entered into by such Agent.

Section 5.       Certain Covenants of the Company and the Guarantor.  The Company and the Guarantor covenant with each Agent as follows:

(a)           Prior to the termination of the distribution of the Securities, the Company  will not file any amendment to the Prospectus unless the Company has furnished you a copy for your review prior to filing and, except to the extent required for the Company to comply in a timely manner with its timely disclosure obligations under applicable securities legislation and the requirements of any relevant stock exchange or otherwise required by law, rules or regulations applicable to the Company, will not file any such proposed amendment or supplement to which you reasonably object promptly after being furnished a copy thereof.  The Company will cause the Supplement, properly completed, to be filed in a form approved by the Agents with the Qualifying Authorities in accordance with the Shelf Procedures and the provisions of the third paragraph immediately preceding Section 1 of this Agreement. The Company will promptly advise the Agents (i) when the Supplement shall have been filed with the Qualifying Authorities, (ii) when any amendment or supplement to the Prospectus shall have been filed with the Qualifying Authorities or of any request by the Qualifying Authorities for any amendment or supplement to the Prospectus, in each case, if such amendment or supplement relates to, or directly affects, the Securities or the offering or sale thereof, (iii) for so long as delivery of the Prospectus is required in connection with the offering or sale of the Securities by the Agents in compliance with the terms of this Agreement, of the issuance by the Qualifying Authorities of any order suspending the use of any prospectus relating to the Securities or of any notice objecting to its use or the institution or, to the Company’s knowledge, threatening of any proceeding for that purpose and (iv) prior to the termination of the distribution of the Securities, of the receipt by the Company of any notification with respect to the suspension of the qualification or distribution of the Securities for sale in any of the Qualifying Provinces or the institution or, to the Company’s knowledge, threatening of any proceeding for such purpose.  Prior to the termination of the distribution of the Securities, the Company will use its commercially reasonable efforts to prevent the issuance of any such order or the occurrence of any such suspension or objection to the use of any Prospectus relating to the Securities and, upon such issuance, occurrence or notice of objection, to obtain as soon as possible the withdrawal of such order or relief from such occurrence or objection, including, if necessary, by filing an amendment to the Final Base Prospectus and using its commercially reasonable efforts to have a Passport Receipt issued therefor by the Reviewing Authority as soon as practicable.

(b)           The Company will furnish to the Agents, without charge: (i) at the time of filing of the Supplement, a copy of the Prospectus (and any supplements or amendments thereto) printed in the English language signed on behalf of the Company, and the Guarantor and their respective officers, directors and representatives in the manner required by the Canadian Securities Laws, together with any contract or documentation supplemental thereto required to be filed under the applicable laws of any of the Canadian provinces; (ii) at the time of filing of the Supplement with the Autorité des marchés financiers, a copy of the Prospectus (and any supplements or amendments thereto) printed in the French language signed on behalf of the Company and the Guarantor and their respective officers, directors and representatives in the manner required by the laws of the Province of Quebec, together with any contract or documentation supplemental thereto required to be filed under the applicable laws of the Province of Quebec; and (iii) during the period mentioned in paragraph (c) below, the Agents’ reasonable requirements of commercial copies of the Prospectus (and any supplements or amendments thereto) printed in the English and French languages, as applicable.

(c)           If, at any time before the later of (x) the Closing Date and (y) when a prospectus relating to the Securities is required to be delivered by an Agent or dealer in connection with its distribution of the Securities hereunder under Canadian Securities Laws, any event occurs as a result of which the Prospectus as then supplemented or amended would include any untrue statement of a material fact or omit to state any material fact required to be stated or that is necessary in order to make the statements therein in the light of the circumstances under which they were made at such time not misleading, or if it shall be necessary, in the opinion of counsel to the Agents, the Company or its counsel, to amend or supplement the Prospectus to comply with applicable Canadian Securities Laws (including as a result of a material change), including in connection with use or delivery of the Prospectus, the Company promptly will (i) notify the Agents of any such event, (ii) prepare and file with the Qualifying Authorities an amendment or supplement, as applicable, which will correct such statement or omission or effect such compliance, (iii) to the extent applicable, use its commercially reasonable efforts to have a receipt issued for any such amendment by the Qualifying Authorities as soon as practicable, and (iv) supply copies of any supplemented or amended Prospectus to you in such quantities as you may reasonably request.  The Company will pay all costs and expenses incident to complying with this Section 5(c).

(d)           Until the distribution of the Securities is completed, the Company will file all documents required to be filed with the Reviewing Authority and the other Qualifying Authorities under applicable Canadian Securities Laws.

(e)           The Company will fulfill and comply with, as soon as possible and in any event not later than the earlier of: (i) the date the Supplement is first sent to a purchaser; and (ii) two Business Days after the execution and delivery of this Agreement, the Canadian Securities Laws required to be fulfilled or complied with to enable the Securities to be lawfully distributed in the Qualifying Provinces through the Agents or any other investment dealers or brokers registered as such in the Canadian provinces and acting in accordance with the terms of their registrations and the Canadian Securities Laws.

(f)           During the period beginning on the date hereof and continuing to and including the Business Day following the Closing Date, the Company will not, without the prior written consent of RBC Dominion Securities Inc. and Scotia Capital Inc., offer, sell, contract to sell or otherwise dispose of any debt securities issued or guaranteed by the Company (or securities convertible into debt securities issued or guaranteed by the Company) (other than the Securities) which are substantially similar to the Securities.  The foregoing sentence shall not apply to (i) debt securities that mature not more than one year from their date of issue and (ii) any debt securities issued to any of the Company’s subsidiaries or affiliates.

(g)           The Company will use the net proceeds received by it from the sale of the Securities in the manner specified in the Prospectus.

(h)           Neither the Company nor the Guarantor will take, directly or indirectly, any action designed to, or that might be reasonably expected to, cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

Section 6.       Payment of Expenses.  Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, the Company will pay or cause to be paid all costs and expenses incident to the performance of the Company’s and the Guarantor’s obligations under this Agreement, the Securities and the Indentures, including without limiting the generality of the foregoing, (a) the fees and disbursements of counsel to the Agents; (b) all costs and expenses incident to (i) the preparation, printing (or reproduction) and filing with the Qualifying Authorities of the Prospectus, and each amendment or supplement to it; (ii) the printing (or reproduction) and delivery (including postage, air freight charges and charges for counting and packaging) of such copies of the Prospectus, and all amendments or supplements to it, as may be reasonably requested for use in connection with the offering and sale of the Securities; and (iii) the preparation, printing, authentication, issuance and delivery of certificates for the Securities, including any stamp or transfer taxes in connection with the original issuance and sale of the Securities; (c) the fees and expenses of the Company’s accountants and the fees and expenses of counsel (including local and special counsel) for the Company and the Guarantor; (d) any fees charged by investment rating agencies for the rating of the Securities and (e) all other costs and expenses incident to the performance by the Company and the Guarantor of their respective obligations hereunder.

Without limitation to the foregoing, if this Agreement is terminated by the Agents in accordance with the provisions of Section 7 or Section 11, the Company agrees to reimburse the Agents for all their reasonable out-of-pocket expenses, including the reasonable fees and disbursements of their counsel.

Section 7.       Conditions of the Agents’ Obligations.  The several obligations of the Agents hereunder shall be subject to the accuracy of the representations and warranties on the part of the Company and the Guarantor contained herein on and as of the Closing Date as if made on and as of the Closing Date, to the accuracy of the statements of the Company and the Guarantor made in any certificates pursuant to the provisions hereof, to the performance by the Company and the Guarantor of their obligations hereunder at or prior to the Closing Date and to the following additional conditions:

(a)           The Supplement shall have been filed with the Reviewing Authority and the other Qualifying Authorities under the Shelf Procedures; and no order suspending the use of any prospectus relating to the Securities or of any notice objecting to its use shall have been issued and no proceedings for that purpose shall have been instituted or threatened.

(b)           At the Closing Date, each Agent shall have received a signed opinion of Osler, Hoskin & Harcourt LLP, Canadian counsel for the Agents, dated as of the Closing Date, with respect to such customary matters as the Agents may reasonably require.  In giving such opinion, such counsel may rely, as to all matters governed by the laws of jurisdictions other than the Provinces of Ontario, Quebec and Alberta and the federal laws of Canada applicable therein, upon the opinions of counsel satisfactory to the Agents and as to legal matters pertaining to the Company and the Guarantor upon the opinion of counsel for the Company and the Guarantor.  Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Company or the Guarantor and upon certificates of public officials.  Such counsel may further state that they express no opinion as to the Communications Statutes and related matters.

(c)           At the Closing Date, each Agent shall have received a signed opinion of Davies Ward Phillips & Vineberg LLP, Canadian counsel for the Company and the Guarantor, dated as of the Closing Date, in a form and with respect to such customary matters as may be reasonably satisfactory to the Agents and their counsel.  In giving such opinion, such counsel may rely, as to all matters governed by the laws of jurisdictions other than the Provinces of Ontario and Quebec and the federal laws of Canada applicable therein, upon the opinions of counsel satisfactory to the Agents.  Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Company or the Guarantor and upon certificates of public officials.  Such counsel may further state that they express no opinion as to the Communications Statutes and related matters.

(d)           At the Closing Date, each Agent shall have received a signed opinion of Cravath, Swaine & Moore LLP, United States counsel for the Company and the Guarantor, dated as of the Closing Date, regarding non-contravention of material agreements of the Company which are governed by New York law.

(e)           On the date of filing of the Supplement, each Agent shall have received an opinion of Davies Ward Phillips & Vineberg LLP, dated as of such filing date, to the effect that the French language version of the Prospectus (excluding all documents incorporated by reference therein, other than the Supplement (excluding the sections entitled therein as “Consolidated Capitalization”, “Earnings Coverage” and “Auditors’ Consent”, such sections collectively referred to herein as the “Prospectus Financial Information”)) is in all material respects a complete and adequate translation of the English language version of such Prospectus (excluding all other documents incorporated by reference therein, other than the Supplement).

(f)           At the Closing Date, each Agent shall have received an opinion of Davies Ward Phillips & Vineberg LLP, dated the Closing Date, regarding compliance with all the laws of the Province of Quebec relating to the use of the French language in connection with the distribution of the Securities.

(g)           On the date of filing of the Supplement, each Agent shall have received (i) an opinion of Fasken Martineau DuMoulin LLP, dated as of such filing date, to the effect that the French language version of all documents incorporated by reference in the Prospectus, as applicable, excluding the Supplement (and excluding the audited consolidated financial statements as at and for the years ended December 31, 2010 and 2009 and the Management’s Discussion and Analysis of Financial Condition and Results of Operations in respect of those statements (collectively, the “Financial Information”)), is in all material respects a complete and adequate translation of the English language version of all such documents and (ii) an opinion of KPMG LLP, dated as of such filing date, to the effect that the French language version of (A) the Prospectus Financial Information and (B) the Financial Information incorporated by reference in the Prospectus is in all material respects a complete and adequate translation of the English language version of all such Prospectus Financial Information and Financial Information, respectively.

(h)           At the Closing Date, the Agents shall have received a certificate from Kenneth G. Engelhart, Vice President, Regulatory of the Company, dated as of the Closing Date, in form and substance satisfactory to the Agents and counsel for the Agents, to the effect set forth in Annex A hereto.  In delivering such certificate, such officer may rely, to the extent he deems appropriate in the circumstances, upon certificates of officers of the Company or the Guarantor and upon certificates of public officials.

(i)           At the Closing Date, the Agents shall have received a certificate of any two Vice Presidents of the Company and any Vice President of the Guarantor , in each case dated as of the Closing Date, to the effect that the signers of such certificate have examined the Prospectus and any supplements or amendments thereto, and that, to the best of such signer’s knowledge and not in a personal capacity, (1) the Prospectus, as amended or supplemented at the Closing Date, does not contain an untrue statement of a material fact or omit to state a material fact required to be stated or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, (2) there has not been, since the date as of which information is given in the Prospectus, any Material Adverse Change, (3) the Company or the Guarantor, as applicable, has in all material respects complied with all agreements and satisfied all conditions to be performed or satisfied by it under this Agreement at or prior to the Closing Date and (4) the other representations and warranties of the Company or the Guarantor , as applicable, set forth in Section 1(a) hereof are true and correct as though expressly made at and as of the Closing Date.

(j)           On the date hereof and at the Closing Date, the Agents each shall have received from KPMG LLP a letter, in form and substance reasonably satisfactory to the Agents, containing statements and information of the type ordinarily included in accountant’s “comfort letters” to agents with respect to the financial statements and certain financial information contained in the Prospectus.

(k)           Subsequent to the execution and delivery of this Agreement and prior to the Closing Date, there shall not have been any downgrading, nor any notice given of any intended or potential downgrading or of a possible change that does not indicate the direction of the possible change, in the rating accorded any of the Company’s long term debt, including the Securities, by Standard and Poor’s Ratings Group, a division of The McGraw-Hill Companies, Inc., Moody’s Investors Service, Inc., Fitch IBCA or, in each case, any successor to the rating agency business thereof.

(l)           At the Closing Date, counsel for the Agents shall have been furnished with all such documents, certificates and opinions as they may reasonably request for the purpose of enabling them to pass upon the issuance and sale of the Securities as contemplated in this Agreement and the matters referred to in Section 7(b) and in order to evidence the accuracy and completeness of any of the representations, warranties or statements of the Company or the Guarantor, the performance of any of the agreements of the Company or the Guarantor, or the fulfillment of any of the conditions herein contained.

If any of the conditions specified in this Section 7 shall not have been fulfilled when and as required by this Agreement, this Agreement may be terminated by the Agents on notice to the Company at any time at or prior to the Closing Date, and such termination shall be without liability of any party to any other party except as provided in Section 6 herein.  Notwithstanding any such termination, the provisions of Sections 1, 6, 8, 9 and 10 herein shall remain in effect.

Section 8.       Indemnification.

(a)           Each of the Company and the Guarantor, jointly and severally, agrees to indemnify and hold harmless each Agent and each of their respective directors, officers, employees, agents and affiliates as follows:

(i)            against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in the Prospectus, or in any amendment thereof or supplement thereto, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(ii)           against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that any such settlement is effected with the written consent of the Company and the Guarantor; and

(iii)          against any and all expense whatsoever, as incurred (including the fees and disbursements of counsel chosen by the Agents), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (i) or (ii) above;

provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company or the Guarantor by any Agent expressly for use in the Prospectus, or in any amendment thereof or supplement thereto.

(b)           Each Agent, severally and not jointly, agrees to indemnify and hold harmless each of the Company and the Guarantor, their respective directors, each of their respective officers who signs the Prospectus and each of their respective agents against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection (a) of this Section, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Prospectus, or in any amendment thereof or supplement thereto, in reliance upon and in conformity with written information furnished to the Company or the Guarantor by such Agent expressly for use in the Prospectus, or in any amendment thereof or supplement thereto.

(c)           Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this Section 8.  In the case of parties indemnified pursuant to Section 8(a) above, counsel to the indemnified parties shall be selected by the Agents, and, in the case of parties indemnified pursuant to Section 8(b) above, counsel to the indemnified parties shall be selected by the Company.  An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party.  In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances.  No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 8 or Section 9 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d)           The Company and the Guarantor acknowledge and agree that the Agents are contracting on their own behalf and as agents for their directors, officers, employees agents and affiliates pursuant to this Section 8.

Section 9.       Contribution.  If the indemnification provided for in Section 8 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company and the Guarantor on the one hand and the Agents on the other hand from the offering of the Securities pursuant to this Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company and the Guarantor on the one hand and of the Agents on the other hand in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Company and the Guarantor on the one hand and the Agents on the other hand in connection with the offering of the Securities pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the Securities pursuant to this Agreement (before deducting expenses) received by the Company and the aggregate fee received by the Agents pursuant to Section 3 of this Agreement bear to the aggregate initial public offering price of the Securities.

The relative fault of the Company and the Guarantor on the one hand and the Agents on the other hand shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or the Guarantor or by the Agents and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company, the Guarantor and the Agents agree that it would not be just and equitable if contribution pursuant to this Section were determined by pro rata allocation (even if the Agents were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section.  The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

Notwithstanding the provisions of this Section or Section 8, no Agent shall be required to contribute any amount in excess of the aggregate fee or any portion of such fee received by the Agents pursuant to Section 3 of this Agreement.

The Agents’ respective obligations to contribute pursuant to this Section are several in proportion to the principal amount of the Securities set forth opposite their respective names in Schedule II hereto and not joint.

The Company and the Guarantor acknowledge and agree that the Agents are contracting on their own behalf and as agents for their directors, officers, employees, agents and affiliates pursuant to this Section 9.

Section 10.     Representations, Warranties and Agreements to Survive Delivery.

The representations, warranties, indemnities, agreements and other statements of the Company, the Guarantor or the officers set forth in or made pursuant to this Agreement will remain operative and in full force and effect regardless of any investigation made by or on behalf of the Company, the Guarantor or any Agent or any controlling person of any Agent and will survive delivery of and payment for the Securities.

Section 11.     Termination of Agreement.

(a)           Any of the Agents may terminate this Agreement, by notice to each of the Company and the Guarantor, at any time at or prior to the Closing Date, (i) if there has been, since the time of execution of this Agreement or since the respective dates as of which information is given in the Prospectus, any Material Adverse Change, or (ii) if there has occurred any material adverse change in the financial markets in the United States or Canada, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of the Agents, impracticable to proceed with the offering or delivery of the Securities as contemplated by the Prospectus (exclusive of any amendment or supplement thereto subsequent to the date hereof), or (iii) if trading in any securities of the Company has been suspended by any securities regulatory authority in Canada, or if trading generally on the New York Stock Exchange or the Toronto Stock Exchange has been suspended or materially limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices for securities have been required by any such exchange or by order of any securities regulatory authority in Canada, the New York Stock Exchange or the Toronto Stock Exchange or any other governmental authority or (iv) if a banking moratorium has been declared by United States federal, New York State or Canadian federal authorities.

(b)           If this Agreement is terminated pursuant to this Section, such termination shall be without liability of any party to any other party, except to the extent provided in Section 6 hereof.  Notwithstanding any such termination, the provisions of Section 1, Section 6, Section 8, Section 9 and Section 10 hereof shall remain in effect.  The rights of termination contained in this Section 11 may be exercised by any of the Agents and are in addition to any other rights or remedies any of the Agents may have in respect of any default, act or failure to act or non-compliance by the Company or the Guarantor in respect of any of the matters contemplated by this Agreement or otherwise.  A notice of termination given by one Agent shall not be binding upon any other Agent.

Section 12.     Notices.  All communications hereunder will be in writing and effective only on receipt, and, if sent to the Agents, will be mailed, delivered or telefaxed as follows:  if to RBC Dominion Securities Inc., Royal Bank Plaza, P.O. Box 50, 200 Bay Street, Toronto, ON M5J 2W7, attention of Dan Coholan (fax no. (416) 842-7555); if to Scotia Capital Inc., Scotia Plaza, 40 King Street West, 68th Floor, Toronto, ON M5W 2X6, attention of John P. Tkach (fax no. (416) 863-7527); or if to TD Securities Inc., TD Tower, 55 King Street West, P.O. Box 1, 8th Floor, Toronto, Ontario, ON M5K 1A2, attention of Jeremy M.C. Walker (fax no. (416) 936-1698); or if to BMO Nesbitt Burns Inc., 1 First Canadian Place, 100 King Street West, P.O. Box 150, 4th Floor, Toronto, ON M5X 1H3, attention of Ashish P. Mathur (fax no. (416) 359-5865); or if to CIBC World Markets Inc., Brookfield Place, 161 Bay Street, 5th Floor, Toronto, ON M5J 2S8, attention of Susan Rimmer (fax no. (416) 594-7760), in each case with copies to Osler, Hoskin & Harcourt LLP, 1 First Canadian Place, Toronto, Ontario M5X 1B8, attention of Steven W. Smith/Michael D. Innes (fax no: (416) 862-6666); or, if sent to the Company or the Guarantor, will be mailed, delivered or telefaxed to Rogers Communications Inc., 333 Bloor Street East, Toronto, Ontario, Canada M4W 1G9, attention of the Vice President, Treasurer, 9th Floor (fax no.: (416) 935-3598), and the Senior Vice President, General Counsel and Secretary, 9th Floor (fax no.: (416) 935-3548) at such address, with copies to Davies Ward Phillips & Vineberg LLP, 1 First Canadian Place, 44th Floor, P.O. Box 63, Toronto, Ontario M5X IB1, attention of D. Shawn McReynolds / David T. Wilson (fax no.: (416) 863-0871).

Section 13.     No Fiduciary Duty.  Each of the Company and the Guarantor hereby acknowledges that (a) the sale of the Securities pursuant to this Agreement is an arm’s-length commercial transaction between the Company and the Guarantor, on the one hand, and the Agents, on the other, (b) the Agents are acting as agents and not as fiduciaries of the Company or the Guarantor and (c) the Company’s engagement of the Agents in connection with the offering and the process leading up to the offering is as independent contractors and not in any other capacity. Furthermore, each of the Company and the Guarantor agrees that it is solely responsible for making its own judgments in connection with the offering (irrespective of whether any of the Agents has advised or is currently advising the Company or the Guarantor on related or other matters).  Each of the Company and the Guarantor agrees that it will not claim that the Agents have rendered advisory services of any nature or respect, or owe a fiduciary or similar duty to the Company or the Guarantor, in connection with such transaction or the process leading thereto.

Section 14.     Integration. This Agreement supersedes all prior agreements and understandings (whether written or oral) among the Company, the Guarantor and the Agents, or any of them, with respect to the subject matter hereof.

Section 15.     Parties.  This Agreement is made solely for the benefit of the Company, the Guarantor and the Agents and their respective directors, officers, employees, agents and affiliates and their executors, administrators, successors and assigns and no other person shall acquire or have any right under or by virtue of this Agreement.

Section 16.     Governing Law and Time.  This Agreement shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.  Specified times of the day refer to Toronto time.

Section 17.     Lead Agents.  RBC Dominion Securities Inc. and Scotia Capital Inc. are hereby jointly authorized by each of the other Agents to act on its behalf and the Company and the Guarantor shall be entitled to and shall act on any notice given in accordance with this Section 17 or agreement entered into by or on behalf of the Agents by RBC Dominion Securities Inc. and Scotia Capital Inc. which represent and warrant that they have irrevocable authority to bind the Agents, except in respect of any consent to a settlement pursuant to Section 8 which consent shall be given by the indemnified party or a notice of termination pursuant to Section 11 which notice may be given by any of the Agents. RBC Dominion Securities Inc. and Scotia Capital Inc. shall consult with the other Agents concerning any matter in respect of which they act as representatives of the Agents.

Section 18.     Currency.  All references in this Agreement to dollars or $, unless otherwise specifically indicated, are expressed in Canadian dollars.

Section 19.     Confidentiality.  The Agents agree that any confidential information otherwise not publicly available or within the public domain concerning the business and affairs of the Company and its affiliates shall be treated and held in confidence by the Agents, and their respective affiliates, agents, officers, directors and employees, and shall not be disclosed or used other than in connection with the services to be performed by the Agents as contemplated in this Agreement without the Company’s prior written consent, except as required by law or by any court or governmental authority and in such event only after, to the extent not prohibited by law, prior consultation of the Company by the Agent required to disclose such confidential information.

Section 20.     Counterparts.  This Agreement may be executed in one or more counterparts and by facsimile or portable document format (PDF), and when a counterpart has been so executed by each party, all such counterparts taken together shall constitute one and the same agreement.

Section 21.     Definitions.  The terms that follow, when used in this Agreement, shall have the meanings indicated.

“Base Indenture” shall mean the indenture dated as of May 26, 2009 between the Company and the Trustee.

“Business Day” shall mean any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorized or obligated by law to close in Toronto, Ontario.

“Canadian Securities Laws” shall have the meaning set forth in Section 1(a)(ii).

“Closing Date” shall have the meaning set forth in Section 3 hereof.

“Communications Statutes” shall have the meaning set forth in Section 1(a)(xx) hereof.

“Final Base Prospectus” shall have the meaning given in the third paragraph of this Agreement.

“Passport Receipt” shall mean, in respect of the Final Base Prospectus or any amendment thereto, a receipt received from the Reviewing Authority which is deemed to also be a receipt from each of the other Qualifying Authorities pursuant to Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions.

“Prospectus” shall have the meaning given in the paragraph immediately preceding Section 1 of this Agreement.

“Reviewing Authority” shall mean the Ontario Securities Commission.

“Shelf Procedures” shall mean the rules and procedures established under National Instrument 44-101 and National Instrument 44-102 promulgated by the Canadian Securities Administrators and adopted by the Qualifying Authorities for the distribution of securities on a continuous or delayed basis.

“Significant Subsidiary” means each significant subsidiary of the Company as defined by Rule 1-02 of Regulation S-X as promulgated by the United States Securities and Exchange Commission.

“Supplement” shall have the meaning given in the fourth paragraph of this Agreement.

“Supplemental Indentures” shall mean the supplements to the Base Indenture, establishing the terms of the Securities.

“Trustee” shall mean CIBC Mellon Trust Company.

Any reference herein to the Final Base Prospectus or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein at the applicable time pursuant to Canadian Securities Laws; and any reference herein to the terms “amend”, “amendment”, “amended”, “supplemented” or “supplement” with respect to the Final Base Prospectus or the Prospectus shall be deemed to include the filing of any document pursuant to Canadian Securities Laws after the issue date of the Final Base Prospectus or the Prospectus, as the case may be, which filing is incorporated, or is otherwise deemed to be incorporated, therein by reference.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate hereof, whereupon this Agreement and your acceptance shall represent a binding agreement among the Company, the Guarantor and the several Agents.

Very truly yours,
ROGERS COMMUNICATIONS INC.

By	/s/ William W. Linton
	Name:	William W. Linton
	Title:	Executive Vice President, Finance and Chief Financial Officer

By	/s/ M. Lorraine Daly
	Name:	M. Lorraine Daly
	Title:	Vice President, Treasurer

ROGERS COMMUNICATIONS PARTNERSHIP

By	/s/ William W. Linton
	Name:	William W. Linton
	Title:	Executive Vice President, Finance and Chief Financial Officer

By	/s/ M. Lorraine Daly
	Name:	M. Lorraine Daly
	Title:	Vice President, Treasurer

The foregoing Agreement is hereby confirmed and accepted as of the date first above written.
RBC DOMINION SECURITIES INC.

	By	/s/ Daniel Robert Coholan
		Name:	Daniel Robert Coholan
		Title:	Managing Director

SCOTIA CAPITAL INC.

By	/s/ John P. Tkach
	Name:	John P. Tkach
	Title:	Managing Director

TD SECURITIES INC.

By	/s/ Jeremy M.C. Walker
	Name:	Jeremy M.C. Walker
	Title:	Managing Director

BMO NESBITT BURNS INC.

By	/s/ Ashish P. Mathur
	Name:	Ashish P. Mathur
	Title:	Managing Director

CIBC WORLD MARKETS INC.

By	/s/ Susan Rimmer
	Name:	Susan Rimmer
	Title:	Managing Director

SCHEDULE I

A.	5.34% Senior Notes due March 22, 2021

Title of Securities:	5.34% Senior Notes due March 22, 2021 (the “2021 Notes”)
Aggregate principal amount:	$1,450,000,000
Price to Public:	$999.54 per $1,000 principal amount of the 2021 Notes plus accrued interest, if any, from March 21, 2011 to the date of delivery
Indenture:
An indenture dated as of May 26, 2009 between the Company and CIBC Mellon Trust Company, as trustee, as supplemented by a supplemental indenture to be dated as of the original issue date of the 2021 Notes

Maturity:	March 22, 2021
Interest Rate:	5.34%
Interest Payment Dates:	March 22 and September 22, commencing September 22, 2011 (long first coupon). The first interest payment on September 22, 2011 (long first coupon) shall be in an amount equal to $38,927,136.99.
Optional Redemption Provisions:	The 2021 Notes will be redeemable to the extent set forth in the Prospectus.
Change of Control:	The Indenture will include a Change in Control Triggering Event provision as described in the Prospectus.
Sinking Fund Provisions:	None
Global Note Depositary:	CDS Clearing and Depository Services Inc.
Closing Date and Time of Delivery:	March 21, 2011 at 9:00 a.m., Toronto time
Closing Location:	Davies Ward Phillips & Vineberg LLP, Suite 4400, Toronto, Ontario

B.	6.56% Senior Notes due March 22, 2041

Title of Securities:	6.56% Senior Notes due March 22, 2041 (the “2041 Notes”)
Aggregate principal amount:	$400,000,000
Price to Public:	$1,000 per $1,000 principal amount of the 2041 Notes plus accrued interest, if any, from March 21, 2011 to the date of delivery
Indenture:
An indenture dated as of May 26, 2009 between the Company and CIBC Mellon Trust Company, as trustee, as supplemented by a supplemental indenture to be dated as of the original issue date of the 2041 Notes

Maturity:	March 22, 2041
Interest Rate:	6.56%
Interest Payment Dates:	March 22 and September 22, commencing September 22, 2011 (long first coupon). The first interest payment on September 22, 2011 (long first coupon) shall be in an amount equal to $13,191,890.41
Optional Redemption Provisions:	The 2041 Notes will be redeemable to the extent set forth in the Prospectus.
Change of Control:	The Indenture will include a Change in Control Triggering Event provision as described in the Prospectus.
Sinking Fund Provisions:	None
Global Note Depositary:	CDS Clearing and Depository Services Inc.
Closing Date and Time of Delivery:	March 21, 2011 at 9:00 a.m., Toronto time
Closing Location:	Davies Ward Phillips & Vineberg LLP, Suite 4400, Toronto, Ontario

SCHEDULE II

Agents	%
RBC Dominion Securities Inc.	30%
Scotia Capital Inc.	30%
TD Securities Inc.	20%
BMO Nesbitt Burns Inc.	10%
CIBC World Markets Inc.	10%

ANNEX A:
Form of Officer Certificate

(i) Such officer does not know of any Communications Statutes, or any pending or threatened legal or governmental proceedings by or before any court or judicial or administrative board or tribunal or any governmental body with respect to the regulation of the Canadian cable television, wireless communications or telecommunications industries, material to the operation of the business of the Company and its Significant Subsidiaries, considered as one enterprise, that are not described or referred to in the Prospectus.

(ii) To such officer’s knowledge, (A) each of the Company and its Significant Subsidiaries currently holds in good standing all permits, licenses, franchises and approvals of governmental authorities and agencies necessary for the present use, ownership and operation of its business required pursuant to the Communications Statutes and no revocation or limitation of any such permit, license, franchise or approval is pending or threatened (except where the failure to hold, or the revocation or limitation of, such permit, license, franchise or approval would not, individually or in the aggregate, have a Material Adverse Effect), (B) neither the Company nor any of its Significant Subsidiaries are in default or in violation of any such permit, license, franchise or approval (except where such default would not, individually or in the aggregate, have a Material Adverse Effect) and (C) the authorization, issuance and delivery of the Securities and the compliance by the Company and the Guarantor with the terms of the Indentures do not and, assuming there is no material change in existing circumstances from the date hereof, will not, conflict with, or result in a breach of any of the terms or provisions of, or constitute a default under, any of such permits, licenses, franchises and approvals, including terms or provisions thereof relating to the maintenance of specified levels of Canadian ownership of the Company and its Significant Subsidiaries.

(iii) Each of the Company and its Significant Subsidiaries are Canadian within the meaning of the Direction to the CRTC (Ineligibility of Non-Canadians) and is therefore eligible under the Direction to be issued broadcasting licenses pursuant to the Broadcasting Act (Canada) and to receive amendments and renewals thereto.  Each of the Company and its Significant Subsidiaries are Canadian carriers within the meaning of the Telecommunications Act (Canada) and are therefore eligible under section 16 of the Act to operate as a telecommunications common carrier in Canada.  Each of the Company and its Significant Subsidiaries are Canadian-owned and controlled within the meaning of section 10 of the Radiocommunication Regulations promulgated under the Radiocommunication Act (Canada) and is therefore eligible to be issued radio licenses as a radiocommunication carrier pursuant to the Act and to receive amendments and renewals thereto.

(iv) Except as disclosed in the Prospectus, to such officer’s knowledge, there is no threatened or pending change in the Communications Statutes that could have a Material Adverse Effect.

(v) The execution and delivery by the Company and its Significant Subsidiaries of, and the compliance by the Company and its Significant Subsidiaries with their respective obligations under the Agency Agreement, the Securities and each Indenture, and the consummation of the transactions contemplated therein do not and, assuming there is no material change in existing circumstances from the date hereof, will not, result in any violation of, and do not and, assuming there is no material change in existing circumstances from the date hereof, will not conflict with, or result in a breach of any of the terms or provisions of, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default or permit acceleration) under, or result in the creation or imposition of, any lien, charge or encumbrance upon any properties or assets of the Company or its Significant Subsidiaries under (A) any of the Communications Statutes or (B) to such officer’s knowledge, any judgment, order or decree of any government, governmental, regulatory or administrative agency, authority, commission or instrumentality or court having jurisdiction, pursuant to the Communications Statutes.

(vi) All material aspects of the regulation of the cable television, wireless communications and telecommunications industries as they pertain to the businesses of the Company and its Significant Subsidiaries described in the Prospectus are subject to the exclusive constitutional jurisdiction of the Parliament of Canada and hence are governed by the laws of Canada.

(vii) No consent, approval, permit, authorization, filing, recording, license, exemption, order, registration, qualification or other requirement under the Communication Statutes or any order, rule or regulation thereunder known to such officer and applicable to the Company or its Significant Subsidiaries is required for the sale of the Securities, the consummation of the transactions contemplated by the Agency Agreement, the Securities and each Indenture or in connection with the execution, delivery and performance by and enforcement against the Company or its Significant Subsidiaries of any of the Securities or each Indenture, except such consents, approvals, permits, authorizations, filings, recordings, licenses, exemptions, orders, registrations or qualifications as have been obtained.

(viii) The statements which relate to (A) the Communications Statutes, (B) governmental franchises and licenses issued to the Company or its Significant Subsidiaries pursuant to the Communications Statutes or otherwise issued in connection with the regulation of the Canadian cable television, wireless communications or telecommunications industries and (C) legal or other proceedings by or before any court or judicial or administrative board or tribunal or other governmental proceedings with respect to the regulation of the Canadian cable television, wireless communications or telecommunications industries in the Prospectus, in each case, fairly summarize the matters described therein and, to such officer’s knowledge, do not fail to disclose a material fact concerning the subject matter thereof.